Mail Stop 3651

July 26, 2006

<u>Via Fax and U.S. Mail</u>

Alan Treibitz
Chief Executive Officer
Z-Axis Corporation
5445 DTC Parkway, Suite 450
Greenwood Village, Colorado 80110

Tre Cates
Chief Executive Officer
Silicon Mountain Memory, Incorporated
4755 Walnut Street
Boulder, Colorado 80301

RE: **Z-Axis Corporation and Silicon Mountain Memory, Incorporated**
 Schedule 14A filed on June 30, 2006
 File No. 000-11284

Dear Mr. Treibitz and Mr. Cates:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The term "LLC Interests Purchase Agreement" is used interchangeably with "LLC sale agreement." Please use one term consistently throughout the

disclosure.

2. At times, it is unclear whether you refer to pre-split or post-split shares when you refer to the price of the shares and the exchange ratio. Please ensure that you clarify throughout the prospectus.

Questions and Answers

3. Please briefly but clearly discuss the reasons why Z-Axis and Silicon Mountain boards believe the transactions contemplated are advisable, fair to, and in the best interest of, Z-Axis. Please also discuss whether it is in the best interests of Z-Axis shareholders, other than the principal stockholders. Simply cross-referencing to the appropriate section in the proxy statement is not sufficient.

Summary, page 9

4. We note that your exchange agreement allows certain conditions to be waived. To the extent that material provisions or conditions are waived, disclose your intent regarding amendment of the proxy statement/prospectus. If you do not intend resolicit proxies in the event a material condition is waived, provide prominent disclosure of the associated risks. We generally believe resolicitation is required when material conditions to a merger are waived.

5. Clarify which, if any, conditions are not waivable. Revise accordingly in the relevant sections.

Risk Factors, page 17

If Z-Axis does not conduct an adequate due diligence investigation, page 18

6. We do not understand this risk factor. For one thing, the obligation to do due diligence in an acquisition stems from your obligation to your shareholders initially, not simply to an after-the-fact obligation to meet reporting obligations. Also, we believe "surface" is not a verb. Is the risk factor you are attempting to write that the business of Silicon Mountain is so different from the one you are currently engaged in that you are unsure whether you and your accountants are capable of doing adequate due diligence?

Financing, page 12

7. If shareholders reject the sale of assets, please clarify that the fees and expenses which Z-Axis is fronting for the purchasing LLC will be paid back by the buyout group. If this is not the case, please explain how the funding by the company is consistent with corporate fiduciary law.

8. Revise the second paragraph to disclose approximately what the continuing share ownership of the public company the buyout group will have after using some of their shares for the purchase of assets.

Cautionary Statement, page 16

9. Remove the phrase "without limitation" in the second sentence. If you know of other material risks discuss them here or in risk factors.

Our Dependence on a Small Number of Suppliers, page 19

10. Name each sole source supplier and each supplier who provides over 10% of your supplies of Flash and DRAM components, giving the percentage.

Management's Discussion and Analysis or Plan of Operation – Z-Axis, page 36

11. We direct your attention to the statement, "Z-Axis is currently seeking to finalize the LLC sale agreement." It appears to conflict with Annex B. Please revise and update other sections of the MD&A as well to harmonize with the rest of the filing.

12. It is not clear of the time periods you refer to from your statements, "had more cases in production in the last half of fiscal 2006" and "the exchange and the LLC sale will close in the third quarter of 2006." Are you referring to 9/05– 3/06 or 9/06-3/07? Please clarify. It is assumed from the context that the third quarter of 2006 is 9/06-12/06.

13. Please update the status of the $250,000 revolving line of credit that matured on July 2, 2006.

Known Trends, page 36

14. Please revise to clarify that the LLC sale agreement is finalized.

15. We suggest deleting the phrase in the third paragraph about the receipt of SEC comments unless you have mailed out the proxy prior to its being cleared. If so, please advise us at once.

Customer Concentration, page 36

16. Here or in Business name each of the customers who accounted for 10% or more of your receivables in 2006.

Management's Discussion and Analysis or Plan of Operation – Silicon Mountain, page 46

17. Please discuss the non-compliance with the debt service covenant required by the Committed Revolving Line of Credit extended by Silicon Valley Bank. Provide an update of the status of the negotiation and how the outcome will affect the company. See Note 7 to condensed consolidated financial statements (unaudited).

18. We note from recital D of the stock exchange agreement that the new Silicon Mountain intends to consummate a financing involving the private placement of its common stock with certain investors within fifteen business days of the closing. Please revise the disclosure throughout, where appropriate, to clarify how that will affect Z-Axis shareholders. If the price per share is lower than Z-Axis shareholders will receive, please add an appropriate risk factor. Tell us the terms of the transaction and send us a copy of the offering documents.

Information About Silicon Mountain Memory, Incorporated, page 54

19. We note the disclosure on page 58 that Silicon Mountain has an agreement with Maximum Asset Recovery Services whereby MAR agreed to forgive notes issued by Silicon Mountain so long as all of the terms of the October 2005 agreement are met. Please describe the terms of the agreement and whether Silicon Mountain has met them. If not, disclose the consequences thereof.

Recent Developments, page 59

20. On February 27, 2006, Silicon Mountain entered into a non-binding letter of intent to purchase substantially all the assets of a company. Your statement that "there is no assurance that the transactions will occur" is inconsistent with the statement that the closing of the acquisition "is anticipated to occur within two weeks following the closing of the stock exchange transaction." Please provide financial statements and related disclosure about the target in the next amendment once you have finalized the agreements and the funding. Alternately, please advise.

The Exchange and the LLC Sale, page 62

21. In response to Item 1013(d) of Regulation M-A, disclose the benefits and detriments of the transaction for each of: (i) the company; (ii) the affiliates; and (iii) the unaffiliated security holders of the company. Quantify your response as much as possible. See Instruction 2 to Item 1013 of Regulation M-A.

Background of the Exchange, page 62

22. Revise the last sentence of the first paragraph to explain what you mean by the "risk attendant" to undertaking a public offering.

23. Revise to clarify whether you actively sought bids from competitors in your industry.

Reasons for the Exchange and the LLC Sale, page 65

24. The first bullet does not appear to support the sale and exchange since your stock price has been over 50% higher in the last twelve months and the narrative disclosure does not suggest any long-term reasons for decline. Please revise.

25. Refer to the fifth bullet on page 66. Please expand to say why the losses in the second and third quarters are particularly useful as a measure of future prospects.

26. We note that the reasons for the proposed exchange and LLC sale are that Z-Axis' current sales levels is far too small to support operation as a public company. Please disclose the expenses incurred as a result of your public reporting obligations in the prior two years. For guidance, refer to Instruction 2 to Item 1013 of Regulation M-A.

27. You mention on page 66 the recent significant losses experienced by Z-Axis in the most recent fiscal year. Please quantify and more fully describe this financial condition. Further, explain how this would be a fair measure of Z-Axis' future prospects.

Recommendation of the Board of Directors and the Special Committee, page 68

28. State the reasons why the proposed transactions are fair to the stockholders, other than the shareholders who are also officers, directors or affiliates of Z-Axis. Also, please note that your fairness discussion should only address fairness to unaffiliated shareholders. See Item 1014(a) of Regulation M-A and Question and Answer No. 19 in Exchange Act Release No. 34-17719.

29. Please discuss the consideration given by Z-Axis Board to the interest of executive officers and directors as it relates to the board's recommendation for the merger. How do these interests support or not support the Board's recommendation?

Opinion of Sarowdin Partners, page 68

30. Please provide us with copies of any presentation materials prepared for the board in by Sarowdin Partners.

31. Refer to the first paragraph below the bullets on page 69. We note that Sarowdin expressed no opinion as to the value of Silicon Mountain at the time of the exchange. This negates the possibility of a fairness opinion since you cannot value what is being exchanged. Please revise or advise.

Discounted Cash Flow Analysis, page 70

32. Forecasting more than three years in advance is frequently considered so speculative as to be nearly worthless. Please tell us why you used figures that purport to go out to 2016. We note that you only projected out to 2010 for Silicon Mountain.

33. It is also unclear why you used discount rates of 45% to 55% for Z-Axis and 35% to 45% for Silicon Mountain. Revise to explain.

34. Revise to clarify why you believed you could issue a fairness opinion at all given what you describe as "the inherent volatility in its financials over the last 10 years and the demonstrated inability to accurately budget projected financial results."

35. Revise to clarify why you believe the discounted cash flow analysis has any basis to form part of a fairness opinion given the extraordinarily broad range of results it shows.

Valuation of the Publicly Traded Shell, page 71

36. Disclose the dollar amount you attributed to the shell company.

Selected Transaction Analysis for Silicon Mountain, page 72

37. Unless any of the selected transactions involved merging into a shell company it is unclear why they should have any bearing at all on a fairness opinion for this transaction. The other mergers involved synergies and cost-savings; here, there are none. Either delete this section in its entirety and explain that the selected transactions are not relevant or revise to explain what possible relevance it has.

Exchange Ratio, page 73

38. Revise the first sentence of the second paragraph and the filing as necessary to describe all material analyses performed by Sarowdin Partners.

39. Please include a comprehensive table at the beginning of this section that compares the values in this transaction– multiples, percentages, per share or dollar values – with the range suggested by each material valuation methodology employed by Sarowdin in reaching its fairness conclusion.

40. We note the disclosure on page 73. Please describe the four scenarios Sarowdin used in calculating the exchange ratio.

Z-Axis Proposal One, page 86

41. Please disclose the required vote for proposals one and two as you do so for other proposals. Please specify the percentage and the number of votes needed for "majority of the shares outstanding" approval.

Z-Axis Proposal Two, page 98

42. Also, for proposal two, specify the percentage and the number of votes needed for "majority of the minority condition."

Purpose of the Reverse Split, page 103

43. Please revise to clarify that in order to be excluded from the penny stock rules, Z-Axis's shares would have to attain a minimum bid price of $5 per share.

44. For the proposals that will be approved if the votes cast in favor of such proposal exceed the votes cast against, please clarify whether abstained votes will be tallied as votes "against" the proposal.

Z-Axis Proposal Ten, page 122

45. It is not clear whether this is a proposal that solicits shareholder votes. Please clarify.

Security Ownership of Certain Beneficial Owners and Management, page 122

46. Please disclose the control person of Gold C Enterprises.

Availability of Form 10-KSB

47. Please revise to indicate that documents, including exhibits to the annual report on Form 10-KSB, will be sent upon oral or written request, without charge, by first class mail within one business day of receipt of such request. See General Instruction D.2. to Schedule 14A. Please also state that this includes information contained in documents filed subsequent to the date on which definitive copies of the proxy statement are sent to security holders.

Annex C

48. We note the language of your opinion which states, "this letter and the opinion expressed . . may not be quoted or referred to or used for any purpose without our prior written consent . . ." But we also note that the opinion is a publicly filed document and that you cannot restrict quotation or reference to it. Please revise accordingly.

Proxy Cards

49. If proposal ten is for Z-Axis and proposal two for Silicon Mountain are proposals to be voted on, please provide the appropriate boxes. If not, please remove from the proxy cards.

Closing

Please amend the Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 with any questions or you may reach me at (202) 551-3755.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (702) 221-8162
       Mr. Robert Walter, Esq.